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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    --------
                                    FORM 6-K
                                    --------

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of June 2004

                         Commission File Number 1-31994

              SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
                 (Translation of Registrant's Name Into English)

                               18 Zhangjiang Road
                        Pudong New Area, Shanghai 201203
                           People's Republic of China
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

                          Form 20-F  X   Form 40-F
                                    ---            ---

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

                               Yes      No  X
                                   ---     ---

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

                               Yes      No  X
                                   ---     ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934):

                               Yes      No  X
                                   ---     ---

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-       )
                                                 -------

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Semiconductor Manufacturing International Corporation (the "Registrant") is
furnishing under the cover of Form 6-K:

Exhibit 99.1: Press release dated June 2, 2004 relating to the equipment move-in at the first 12-inch fab in Beijing.



















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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   Semiconductor Manufacturing
                                   International Corporation

                                   By: /s/ Richard R. Chang
                                      -----------------------------
                                      Name:  Richard R. Chang
                                      Title: Chairman of the Board, President
                                             and Chief Executive Officer


Date: June 2, 2004

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                                  EXHIBIT INDEX

Exhibit           Description
-------           -----------

Exhibit 99.1: Press release dated June 2, 2004 relating to the equipment move-in at the first 12-inch fab in Beijing.


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                                                                    Exhibit 99.1

Press release for immediate release                                 June 2, 2004


    SMIC starts equipment move-in at its first 12-inch Fab in Beijing, China

Beijing, China-June 2, 2004 - Semiconductor Manufacturing International Corporation (SMIC; NYSE: SMI and HKSE: 981), one of the leading semiconductor foundries in the world, received its first 12-inch semiconductor manufacturing equipment today. The equipment will be installed in SMIC's Fab 4, a 12-inch fab located in Beijing, China.

SMIC's Fab 4 is located at Beijing Economic-Technogical Development Area and will be the first 12-inch semiconductor fab in China when it commences production, which is currently scheduled for the second half of 2004.

"SMIC is pleased to be ramping up its 12- inch fab to serve the needs of leading semiconductor players such as Infineon and Elpida. The equipment move-in at Fab 4 demonstrates SMIC's ability to compete in the global semiconductor market by providing our customers with the most advanced foundry services currently offered in the world. We will continue to build up a strong base of customers for Fab 4 and diversify our offerings to include advanced logic production, as successfully demonstrated in our fabs in Shanghai," said Mr. Marco Mora, Chief Operating Officer of SMIC.

"At the same time, SMIC will continue to exercise caution in expanding its 12-inch production, ramping up only when there are customer and market demands," he added. Fab 4's planned capacity is 45,000 wafers per month (in 8-inch equivalent wafers) by the end of 2005.


About SMIC

SMIC is one of the leading semiconductor foundries in the world. As a foundry, SMIC provides integrated circuit (IC) manufacturing at 0.35-micron to 0.13-micron technologies. Established in April 2000, SMIC, a Cayman Islands company, operates three 8-inch wafer fabrication facilities in the Zhangjiang High-Tech Park in Shanghai, and an 8-inch wafer fabrication facility in Tianjin, China. In addition, SMIC is currently constructing 12-inch wafer fabrication facilities in Beijing, China. SMIC's Fab 1 was named one of two "Top Fabs of the Year 2003" by Semiconductor International, a leading industry publication in May 2003. In addition to IC manufacturing, SMIC provides customers with a full range of services, including design services, mask manufacturing and wafer probe test. For more information, please visit www.smics.com.